UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.

1220 Augusta Drive, Suite 500

Houston, Texas 77057-2261

(Name of issuer of the securities held pursuant to the

plan and the address of principal executive office)

CROWN CASTLE INTERNATIONAL CORP.

401(k) Plan

		Page

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm		1

Report of KPMG LLP, Independent Registered Public Accounting Firm		2

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010		3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010		4

Notes to Financial Statements		5

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)		14

Note:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature		15

EXHIBIT

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Crown Castle International Corp. 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Crown Castle International Corp. 401(k) Plan (the “Plan”) at December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 27, 2012

Report of Independent Registered Public Accounting Firm

The Crown Castle International Corp. 401(k) Plan Participants and Administrator:

We have audited the accompanying statement of net assets available for benefits of the Crown Castle International Corp. 401(k) Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 27, 2011

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Investments, at fair value (notes 3 and 4)	$87,682,834	$82,037,457

Receivables:
Employer contributions	2,259,268	2,013,015
Notes receivable from participants	1,880,267	1,658,378
Other receivables	2,161	3,505

Total receivables	4,141,696	3,674,898

Net assets available for benefits	$91,824,530	$85,712,355

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010

	2011	2010
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments (note 3)	$(4,188,568)	$8,448,015
Dividends and interest	1,660,007	998,814

Total investment income (loss)	(2,528,561)	9,446,829

Contributions:
Employer	4,633,955	4,166,112
Participants	6,765,589	6,123,628
Rollovers	344,443	588,518

Total contributions	11,743,987	10,878,258

Total additions (deductions)	9,215,426	20,325,087
Deductions from net assets attributed to:
Benefits paid to participants	3,076,976	2,325,279
Administrative expenses	26,275	17,240

Total deductions	3,103,251	2,342,519

Transfers from Merged Plan (note 7)	—	425,930

Net increase (decrease)	6,112,175	18,408,498
Net assets available for benefits:
Beginning of year	85,712,355	67,303,857

End of year	$91,824,530	$85,712,355

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(1)	Plan Description

The following description of the Crown Castle International Corp. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the “Company”). The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. The Company is the plan administrator for the Plan. The Plan was established on May 1, 1999, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b)	Contributions

Employees are eligible for participation in the Plan once they are twenty-one years of age and have completed three months of service with the Company. Employees can participate in the Plan on the first day of the month coinciding with or following three months of service. At the discretion of the plan sponsor, the service requirement can be waived. Participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit of $16,500 in both 2011 and 2010 for participants under age 50. Participants who are age 50 and older can contribute an additional $5,500 in both 2011 and 2010 for a total of $22,000. These employee contributions are made through salary reductions and are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2011, the Plan offered 11 mutual funds, seven common collective funds, a participant directed brokerage account and the Crown Castle International Corp. Unitized Common Stock Trust Fund. The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, discretionary amounts may be contributed at the option of the Company’s board of directors. The discretionary contributions for 2011 and 2010 were 100% of the second 3% of compensation that participants contributed to the Plan. Contributions are subject to certain limitations. The Company’s discretionary contributions were $2,119,962 (net of $34,396 of forfeitures) and $1,912,127 (net of $22,370 of forfeitures) for the years ended December 31, 2011 and 2010, respectively.

(c)	Participant Accounts

Participant accounts are maintained at fair market value. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching and discretionary contributions and (b) Plan earnings and losses. The participant is entitled to the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company’s contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests in any non-vested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(e)	Notes Receivable From Participants

Participants are permitted to borrow from their account a minimum of $1,000 up to a maximum of 50% of the vested balance or $50,000, whichever is less. The notes are secured by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1%. As of December 31, 2011, interest rates on the notes receivable from participants ranged from 4.25% to 9.25%. All notes are subject to specific repayment terms and must be repaid within a five-year period. Each participant is permitted one note at a time. No allowance for credit losses has been recorded as of December 31, 2011 and 2010.

In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% tax on their taxable withdrawal if it occurs prior to age 59 1/2.

(f)	Payment of Benefits

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan.

(g)	Forfeitures

Company contributions and earnings (losses) thereon that have not become vested, and have been forfeited by participants in accordance with the applicable provisions of the Plan, are applied against the Company’s contributions to the Plan and may be applied to reduce the administrative expenses of the Plan. During the years ended December 31, 2011 and 2010, the Plan has and anticipates continuing to predominately utilize participant forfeitures to reduce any annual discretionary contribution. Amounts forfeited were $43,448 and $24,517 during the years ended December 31, 2011 and 2010, respectively. Forfeited amounts of $10,925 and $1,950 were applied against administrative expenses for the years ended December 31, 2011 and 2010, respectively. The forfeited amounts that were unallocated to participants totaled $0 and $294 as of December 31, 2011 and 2010, respectively. See note 1(b).

(h)	Administration Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets as incurred. The Plan permits the application of forfeited assets to pay administrative expenses.

(i)	Termination of Plan

In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(j)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. For example, as of December 31, 2011 approximately 10% of the Plan’s net assets are invested in the Crown Castle International Corp. Unitized Trust Fund that predominately consists of the Company’s common stock. See also note 3.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for benefits.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(c)	Investment Income

Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investments and Fair Value Measurements

The Company’s assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value, in accordance with applicable accounting guidance (see note 4).

The following is a description of the levels of the fair value hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs and are not corroborated by market data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end based on quoted market price on active markets on the last business day of the Plan year.

Crown Castle International Corp. Unitized Common Stock Trust Fund (“CCIC Unitized Stock Trust Fund”): Investments in the CCIC Unitized Stock Trust Fund are valued based on the current market value of the underlying assets of the fund. These investments include cash equivalents as well as shares of the common stock of Crown Castle International Corp., which are valued at the closing price as reported by NYSE on the last business day of the Plan year.

Common Collective Funds: Investments in collective trust funds are valued at the NAV of the respective funds on the last business day of the Plan year based on audited financial statements.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are accounted for on a settlement-date basis. The difference between recording transactions on a trade date and a settlement date was not significant to the Plan’s financial statements.

In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation on investments are reflected within investment income (loss) in the Statements of Changes in Net Assets Available for Benefits.

(e)	Contributions

Participant contributions are recorded as they are withheld from the participant’s wages.

(f)	Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

(g)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest (see note 1(e)).

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(3)	Investment Options

Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians of the Plan’s assets. The funds listed below were the investment options as of December 31, 2011:

• Alger Small Cap Growth Institutional I Fund	• Schwab Managed Retirement Trust 2010 Cl III

• Columbia Acorn Z Fund	• Schwab Managed Retirement Trust 2020 Cl III

• CCIC Unitized Stock Trust Fund	• Schwab Managed Retirement Trust 2030 Cl III

• Goldman Sachs Government Income A Fund	• Schwab Managed Retirement Trust 2040 Cl III

• Goldman Sachs Mid Cap Value A Fund	• Schwab Managed Retirement Trust 2050 Cl III

• JPMorgan Core Bond R6 Fund	• Schwab Managed Retirement Trust Income

• Laudus Growth Investors	• Schwab U.S. Treasury Money Fund

• Northern Small Cap Value Fund	• Thornburg International Value R5 Fund

• Personal Choice Retirement Account	• Invesco Van Kampen Growth & Income I Fund

• Schwab 1000 Index Fund	• Virtus Real Estate FD I

The following are investments that represent 5% or more of the Plan’s assets (see note 4):

	December 31,
	2011	2010

Mutual Funds (valued at fair value):
Artio International Equity A Fund	—	8,816,587
Columbia Acorn Z Fund	$5,934,566	$6,451,490
Growth Fund of America	—	11,599,267
JPMorgan Core Bond R6 Fund	5,145,060	—
Laudus Growth Investors	11,388,809	—
Schwab 1000 Index Fund	8,052,135	6,747,120
Schwab U.S. Treasury Money Fund	4,687,985	—
Thornburg International Value Fund	7,957,382	—
Invesco Van Kampen Growth & Income I Fund	5,886,418	—
Invesco Van Kampen Growth & Income A Fund	—	5,199,055

Common Stock Unitized Trust Fund (valued at fair value):
CCIC Unitized Stock Trust Fund	$8,638,111	$8,838,151

For the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

		For the Years Ended December 31,
	Level	2011	2010
Mutual funds and common stock	Level 1	$(4,011,342)	$6,013,401
Common collective funds	Level 2	(395,964)	1,484,062
Common stock unitized trust fund	Level 2	218,738	950,552

		$(4,188,568)	$8,448,015

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(4)	Fair Values

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$26,789,400	$—	$—	$26,789,400
Value funds	12,048,773	—	—	12,048,773
Balanced funds	8,052,135	—	—	8,052,135
Bond funds	5,145,060	—	—	5,145,060
Real estate funds	2,734,576	—	—	2,734,576
Government funds	2,229,357	—	—	2,229,357

Total mutual funds	56,999,301	—	—	56,999,301

Money market fund:
Treasury fund	—	4,687,985	—	4,687,985

Total money market fund	—	4,687,985	—	4,687,985

Common collective funds:
Managed retirement funds	—	14,147,400	—	14,147,400

Total common collective funds	—	14,147,400	—	14,147,400

Participant directed brokerage account:
Money market funds	854,753	—	—	854,753
Common stocks	983,362	—	—	983,362
Mutual funds	1,186,590	—	—	1,186,590
Unit investment trusts and other	—	185,332	—	185,332

Total participant directed brokerage account	3,024,705	185,332	—	3,210,037

CCIC Unitized Stock Trust Fund	—	8,638,111	—	8,638,111

Total	$60,024,006	$27,658,828	$—	$87,682,834

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$28,987,884	$—	$—	$28,987,884
Value funds	10,729,935	—	—	10,729,935
Balanced funds	6,747,120	—	—	6,747,120
Bond funds	4,284,161	—	—	4,284,161
Real estate funds	1,923,259	—	—	1,923,259
Government funds	1,907,727	—	—	1,907,727

Total mutual funds	54,580,086	—	—	54,580,086

Money market fund:
Treasury fund	—	3,390,036	—	3,390,036

Total money market fund	—	3,390,036	—	3,390,036

Common collective funds:
Managed retirement funds	—	12,410,439	—	12,410,439

Total common collective funds	—	12,410,439	—	12,410,439

Participant directed brokerage account:
Money market funds	863,976	—	—	863,976
Common stocks	702,564	—	—	702,564
Mutual funds	1,128,065	—	—	1,128,065
Unit investment trusts and other	—	124,140	—	124,140

Total participant directed brokerage account	2,694,605	124,140	—	2,818,745

CCIC Unitized Stock Trust Fund	—	8,838,151	—	8,838,151

Total	$57,274,691	$24,762,766	$—	$82,037,457

There were no transfers between Level 1 and 2 in the periods presented.

(5)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 29, 2004, which stated that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). Since receiving the determination letter, the Plan has been amended and restated, including the adoption of a non-standardized prototype adoption agreement effective January 1, 2009. On May 23, 2008, the prototype plan sponsor received a favorable opinion letter from the IRS. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

(6)	Party-In-Interest Transactions

Certain Plan investments are funds managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. Fees paid by the plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.

The CCIC Unitized Stock Trust Fund holds 187,005 shares and 195,785 shares of Crown Castle International Corp. common stock as of December 31, 2011 and 2010, respectively. Purchases of the CCIC Unitized Stock Trust Fund totaled $2,404,079 and $1,629,824 for the years ending December 31, 2011 and 2010, respectively. Sales of the CCIC Unitized Stock Trust Fund totaled $2,822,858 and $3,369,110 for the years ending December 31, 2011 and 2010, respectively.

Participants have notes from their fund accounts outstanding in the amount of $1,880,267 and $1,658,378 as of December 31, 2011 and 2010, respectively.

(7)	Plan Merger

In September 2010, the Company completed the merger (“NewPath Merger”) of NewPath Networks, Inc. with and into a subsidiary of the Company. Following the completion of the NewPath Merger, NewPath Networks, LLC is an indirect subsidiary of the Company. In November 2010, the NewPath Networks, LLC 401(K) Plan (“Merged Plan”) merged into the Plan. The Merged Plan covered the eligible employees of NewPath Networks, LLC, a subsidiary of NewPath Networks, Inc. All of the assets from the Merged Plan totaling $425,930 were transferred to the Plan in November 2010.

(8)	Subsequent Events

On April 10, 2012, the Company closed the acquisition of NextG Networks (“NextG”). On July 1, 2012, the Company expects to complete the merger of the NextG Networks 401(K) Plan (the “NextG Plan”) into the Plan. The NextG Plan covered the eligible employees of NextG Networks. All of the assets from the NextG Plan, estimated to be $2 million, are expected to transfer to the Plan on July 1, 2012.

In May 2012, the Company announced a contribution to participating employees’ (other than certain executive officers) 401(k) accounts of the equivalent of approximately 100 shares of the Company’s stock, with such shares to be held via the CCIC Unitized Stock Trust Fund, for each employee eligible to participate in the plan as of May 1, 2012. The contribution is expected to occur in August 2012 at a fair value grant price to be determined as of the contribution date. At the time of the announcement, the expected contribution totaled 138,900 shares, or approximately $7,000,000. This one-time contribution is in addition to the standard match and annual discretionary match, and will vest in the same manner as the Company’s standard and annual discretionary matches.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

In July 2012, the Plan expects to eliminate the investment option for nine funds and transfer the assets into newly added investment options. See below for the change in the Plan’s investment options.

Current Funds	Replacement Funds
• Goldman Sachs Mid Cap Value A	• Vanguard Mid Cap Index Signal
• Goldman Sachs Government Income A	• JPMorgan Core Bond R6
• Virtus Real Estate Securities I	• E.I.I. Global Property Institutional
• Schwab Managed Retirement Trust 2010 CI III	• Schwab Managed Retirement Trust 2010 CI IV
• Schwab Managed Retirement Trust 2020 CI III	• Schwab Managed Retirement Trust 2020 CI IV
• Schwab Managed Retirement Trust 2030 CI III	• Schwab Managed Retirement Trust 2030 CI IV
• Schwab Managed Retirement Trust 2040 CI III	• Schwab Managed Retirement Trust 2040 CI IV
• Schwab Managed Retirement Trust 2050 CI III	• Schwab Managed Retirement Trust 2050 CI IV
• Schwab Managed Retirement Trust Income CI III	• Schwab Managed Retirement Trust Income CI IV

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

EIN: 76-0470458

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Mutual Funds:
Alger Small Cap Growth Institutional I Fund	Registered Investment Company	$1,508,643
Columbia Acorn Z Fund	Registered Investment Company	5,934,566
Goldman Sachs Government Income A Fund	Registered Investment Company	2,229,357
Goldman Sachs Mid Cap Value A Fund	Registered Investment Company	4,412,088
JPMorgan Core Bond R6 Fund	Registered Investment Company	5,145,060
Northern Small Cap Value Fund	Registered Investment Company	1,750,267
Virtus Real Estate FD I	Registered Investment Company	2,734,576
Schwab 1000 Index Fund	Registered Investment Company	8,052,135
Thornburg International Value R5 Fund	Registered Investment Company	7,957,382
Laudus Growth Investor Fund	Registered Investment Company	11,388,809
Invesco Van Kampen Growth & Income I Fund	Registered Investment Company	5,886,418

Total Mutual Funds		56,999,301

Money Market Fund:
* Schwab U.S. Treasury Money Fund	Money Market Fund	4,687,985

Total Money Market Funds		4,687,985

Common Collective Funds:
*Schwab Managed Retirement Trust 2010 Cl III	Common Collective Funds	979,330
*Schwab Managed Retirement Trust 2020 Cl III	Common Collective Funds	3,861,550
*Schwab Managed Retirement Trust 2030 Cl III	Common Collective Funds	4,139,353
*Schwab Managed Retirement Trust 2040 Cl III	Common Collective Funds	3,966,035
*Schwab Managed Retirement Trust 2050 Cl III	Common Collective Funds	686,286
*Schwab Managed Retirement Trust Income	Common Collective Funds	514,846

Total Common Collective Funds		14,147,400

Participant Directed Brokerage Account:
*Personal Choice Retirement Account	Self- Directed Brokerage Account	3,210,037

Unitized Stock Trust Fund:
*Crown Castle International Corp.	Employer Securities	8,638,111

Notes receivable from participants:
*Participants	233 participant loans with various rates of interest from 4.25% to 9.25% and various maturity dates through January 2017	1,880,267

		$89,563,101

*	Party-in interest

All investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
(Name of Plan)

By:	/s/ ROB A. FISHER
Rob A. Fisher
Vice President and Controller (Principal Accounting Officer)

Date: June 27, 2012